      As Filed with the Securities and Exchange Commission on July 31, 2006

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR SECTION 12(g) OF THE SECURITIES ACT OF 1934

                            SMOKY MARKET FOODS, INC.
                 (Name of Small Business Issuer in its charter)

                NEVADA                                 20-4748589
  -----------------------------------     ------------------------------------
   (State or other jurisdiction of         I.R.S. Employer Identification No.
    incorporation or organization)

                                 1511 E. 2ND ST.
                            WEBSTER CITY, IOWA 50595
               (Address of principal executive offices & Zip Code)

                                 (866) 851-7787

                           (Issuer's telephone number)


SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE ACT:

SECURITIES TO BE REGISTERED UNDER SECTION 12(G) OF THE ACT:

               Common Stock, par value $0.001
-----------------------------------------------------------

                                     PART I

FORWARD-LOOKING STATEMENTS

         This Form 10-SB contains statements that constitute forward-looking statements. Such statements can be identified by the use of the forward-looking words "anticipate," "estimate," "project," "likely," "believe," "intend" or "expect" or similar words. When considering such forward-looking statements, you should keep in mind the risk factors noted "Risks related to our Business and Operations" in Part I, Item 2, "Management's Discussion and Analysis or Plan of Operation" and other cautionary statements throughout this Form 10-SB. You should also keep in mind that all forward-looking statements are based on management's existing beliefs about present and future events outside of management's control and on assumptions that may prove to be incorrect.

         We have licensed the right to use the Smoky Market(R) trademark, which has been registered with the United States Patent and Trademark Office, and the right to use the unregistered Smoke-Based(TM) trademark. We expect to apply for registration of the "FranshipTM" trademark in the near future. All other trademarks and service marks appearing in this prospectus are the property of their respective holders.


ITEM 1.   BUSINESS

OVERVIEW

         Smoky Market Foods, Inc. ("we," "us," "our, " the "Company" and similar terms) is a Nevada corporation incorporated in April 2006 with its principal office at 1511 E 2nd St., Webster City, Iowa 50595. Our telephone number is
(866) 851-7787. We are in the business of marketing and distributing wood-smoked foods under the brand name of Smoky Market. We are in the process of seeking capital for operations and expansion and have not yet begun to generate revenue.

         We produce authentic wood-smoked beef, pork, poultry, lamb and fish, together with one-dish recipes that will be packaged for retail in-home consumption by consumers and in bulk for our planned chain of foodservice operations. We utilize a proprietary, wood-burning smoker-oven system, which smoke-bakes our products from the moist smoke-vapor that is generated by the slow burning of freshly cut hickory and apple timber. Our smoke-cooking process employs no additives, such as water, sugar, high amounts of sodium or liquid smoke and no preservatives. We apply only garlic, natural spices, and small amounts of sea salt for seasoning.

         In contrast, we believe that commercial smokehouses used by our competitors to produce smoked meat and fish generally use hickory dust to create smoke flavor or liquid smoke to penetrate the product for a mere sensation of smoky taste. We believe that competition smoked foods generally have high concentrations of additives, including water, sodium and sugar, injected or marinated into the raw products to make up for cook shrinkage cost or to cure in the smoking process. Our natural and authentic smoke-baking process yields very flavorful and convenient smoked foods and, based upon our review of the USDA package label ingredients and nutritional panels of competing products, we believe that our quality to be more healthful than smoked meat produced by other commercial smoked meat processors.

         Our menu line of smoke-baked food products is not only convenient with true smoky taste but also allows consumers to enjoy a prepared food product that is 100% free of additives and preservatives - representing a gratifying alternative to less healthful prepared foods. The versatility of the meat and fish items is especially of value when using the foods as key ingredients for recipe dishes, such as salads and sandwiches. Our meat and fish items add healthful protein with natural smoky flavor at relatively low per-meal costs.

MARKETING & OPERATIONS

         To create a distribution channel for our smoked food products, we have developed a plan of marketing and operation that we believe will permit us to overcome obstacles faced by existing competitors in the barbecue restaurant and retail packaged food marketing segments:

         o We plan to sell packaged products from our menu line over the Internet. Our Internet strategy focuses upon our Internet website (www.smokymarket.com), and more importantly, the creation of operating and marketing affiliations with various major existing Internet websites that offer a wide range of products and services.

         o We plan to roll out Smoky Market restaurant-markets that operate in modular buildings and self-contained modular kiosks (with mobile kitchen trailers planned in the future) when designing is completed and financing in place.

         The dual marketing plan is intended to exploit our present production capacity by enabling our eCommerce virtual store operations to generate a stream of cash flow, which would help sustain fixed operating overhead and build initial brand awareness while we design, construct and implement our restaurant-market and kiosk operations. Our plan is to commence Internet marketing and sales as soon as we complete an initial round of financing and can negotiate relationships with major eCommerce companies. The plan for restaurant-markets and kiosks is to open one pilot restaurant and one kiosk unit by the end of 2006 after design and construction are completed. Assuming the success of these pilot operations, we would begin multi-regional expansion.

         We believe that our modular restaurant-markets and kiosks will have reduced investment costs, increased operating efficiencies and quality control effectiveness as a result of the mass-produced, portion packaged PRODUCTS. Because the principal menu items will have been pre-smoked and require only simple preparation on-site, we expect that Smoky Market foodservice outlets will need less kitchen staff, less kitchen space, less training time for new employees and less preparation time for meals than typical barbecue and other restaurant concepts. We believe that our mass-production technique and menu systemization will give us a unique market positioning as both a retail brand of smoked food and as a barbecue restaurant chain. For more information on our planned operations, see Item 2. Management's Discussion and Analysis or Plan of Operation.

SMOKED & BARBECUE FOOD INDUSTRY

         PACKAGED SMOKED FOODS
         ---------------------

         Until a few years ago, the marketplace for smoked foods (as distinguished from jerky products) produced by commercial brand "smokehouse" processors was limited primarily to catalog mail-order or early Internet operations. Smoked food was initially identified as a specialty cuisine with unique flavor mystique and was sold directly by smaller, family-run meat processing businesses.


                                       2
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         As evidenced by the number of small commercial smoked meat and fish companies that have begun to market their products in supermarkets, online and through specialty food and retail, consumer demand for smoked meat has increased over the last few years. This has attracted increased participation by major food brand companies in the retail smoked food marketplace. The approach of these major companies has been either to set up their own smokehouse plant facilities or to acquire smaller retail brand family businesses. As a result, smoked foods now have a significant presence as a packaged prepared food item in supermarkets, gourmet food stores, discount retailers, and Internet gourmet food stores.

         We believe the true market for authentic wood-smoked meat and fish remains predominantly untapped, since the products being produced by competitor "smokehouse" food processors of which we are aware contain substantial amounts of additives and preservatives for the purpose of creating smoky flavor and/or taste and in order to extend refrigerated shelf-life. Smoked foods are considered by many to be highly processed and unhealthy. High contents of sugar and salt, especially found in smoked fish, are generally shown on the ingredient and nutrition labels of products marketed by our competitors. We believe that the comparative naturalness and healthfulness of our smoked food products creates a potential marketing advantage and selling feature for our products.

         BARBECUE RESTAURANTS
         --------------------

         According to a May 2006 industry report by Technomic, revenues at quick-service and fast-casual theme restaurants were $164 billion in 2005 and are projected to grow. The barbecue restaurant segment of the food service industry continues to expand in terms of new concept and franchise store openings, but it appears to be void of large company-owned or franchised chains. (The largest barbecue franchises all have fewer than 150 outlets according to industry segment data available from Nation's Restaurant News in their 2005 report.) We believe that the reason for the absence of large chains is that wood-smoked barbecue foodservice has remained too specialized and labor-intensive for fast-food operation and mass unit rollouts. We believe that our Smoky Market foodservice system concept represents a breakthrough in operational efficiency because it reduces the labor necessary to operate quick-service and fast-casual barbecue outlets, and it helps assure quality consistency and total inventory control.

SMOKED FOOD PRODUCTS

         Our initial products, proposed and now offered, are as follows:

         ENTREE ITEMS (Individual serving portions that are ready to "heat'n eat")

         o    Pork Loin "Baby Back" Ribs (now offered)
         o    Pork "Country-Style" Ribs
         o    Pork Loin Chop
         o    Carved Boneless Chicken Breast (now offered)
         o    Jumbo Chicken Thigh (now offered)
         o    Cornish Game Hen
         o    Turkey Breast, Thigh & Leg
         o    Rack Of Lamb
         o    Lamb Rib & Loin Chops
         o    Duck
         o    Salmon & Trout (now offered)


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         SLICED, PULLED OR CUT SMOKED FOODS (Sliced, pulled or cut from the bone and packaged in portion servings for sandwiches, or to add to salads, tacos, casseroles & soups.)

         o    Beef Sirloin "Tri-Tip"
         o    Beef Brisket
         o    Corned Beef Brisket
         o    Pork Loin Roast (now offered)
         o    Pork Shoulder
         o    Boneless Pork Leg
         o    Carved Chicken Strips (now offered)
         o    Turkey Breast

         SMOKED FINGER FOODS (Delicate smoky treats for snacking fun & entertainment)

         o    Beef & Pork Meatballs
         o    Pork Country Rib Strips
         o    Pork Ribletts (now offered)
         o    Carved Chicken Strips (now offered)
         o    Chicken Drummies (Regular & Teriyaki)
         o    Lamb Ribletts Teriyaki

         SIDE ORDER FOODS (Portioned in family-pack servings)

         o    Hickory Smoke-BakedTM Beans (now offered)
         o    Sweet Butter-Creamed Corn
         o    Creamy-Garlic Coleslaw Dressing & Veggie Dip (now offered)
         o    Southern-Style Barbecue Dipping Sauce (now offered)
         o    Cornbread Muffins

         SPECIALTY FOOD CATEGORY

         o    Kosher Smoke-Baked beef, poultry & fish

         Our Smoky Market restaurants-markets and kiosks will feature a selection of the items listed above and include sandwiches, quesadillas, quiches and recipe dishes. Items will be available for menu foodservice and for packaged sales. The complete line of our smoked foods will be available for purchase from our Internet website.

PLAN OF DISTRIBUTION

         We intend to market and distribute our line of smoked foods through two principal distribution channels: Internet sales and foodservice outlets. We will evaluate traditional retail merchandising in selected supermarkets and gourmet food stores as the brand name of Smoky Market gains regional and national recognition.


                                       4
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          INTERNET SALES
          --------------

         Our Internet strategy focuses upon our Internet website (www.smokymarket.com), and more importantly, the creation of operating and marketing affiliations with various major existing Internet websites that offer a wide range of products and services and have a large existing customer base. We anticipate that we will be required to pay these eCommerce affiliates a fixed monthly fee and a percentage of revenue from each sale (or a discount to the eCommerce affiliate if it is selling the product directly). The monthly fee and revenue share will vary among our affiliates based up the documented data we review relative to the number of weekly/monthly customer visits each affiliate receives. This strategy relieves us of expending significant time and capital resources attempting to drive potential customers to a single website. We are in the process of formulating these eCommerce affiliate relationships and are uncertain as to what the exact terms of any relationship will be.

         FOODSERVICE OUTLETS
         -------------------

         Our foodservice operations strategy is characterized by flexibility and time/cost efficiency. We plan to develop a chain of Smoky Market foodservice concepts that include modular restaurant-market buildings, modular kiosks, and mobile kitchen trailers. Modular restaurant buildings are expected to range from 1,000 to approximately 2,250 square feet and to be located on prime real estate lots in high retail traffic areas. Modular kiosks are being designed to be 75 and 150 square feet and are well-suited for venues including large pizza stores, bars/lounges, convenience stores, airports, malls and other types of businesses for inside operations. The modular buildings and kiosks are in the final phases of design by independent contractors. The modular restaurant-market buildings are projected to cost approximately $75 to as much as $100 per square foot not including the cost of land or lot improvements. By employing modular structures, we expect to be able to roll out site locations at a faster rate than we could by constructing traditional bricks-and-mortar restaurant buildings. We will also be able to easily relocate an under-performing unit to a better location.

         The modular restaurant-market buildings are being designed with an old-style, rustic-yet-sophisticated motif of warm, light-colored wood and inviting decor, and with seating for up to 60 customers depending upon the size of the building. Each unit is to feature a frozen and refrigerated display merchandiser, along with a service deli-case to sell a selection of Smoky Market brand retail packaged items for take-home preparation. The Smoky Market restaurant-market concept is positioned in the quick service and fast causal segment, which, according to a May 2006 Technomic report, is the fastest growing segment in the foodservice industry.

         We have the potential to expand and grow rapidly because of our menu item systemization, which reduces required kitchen space and the amount of training required for staff personnel. Our operating tests have shown that it will take less time and effort to prepare a complete ribs and side dish meal than it takes to prepare a pizza. We plan to evaluate franchising of our restaurant and kiosk concepts at some point in the future. With respect to the creation of our foodservice operating systems, internal controls, and the designs of our marketing and collateral materials for our restaurant-markets and kiosks, we have reached preliminary terms, pending financing, with the restaurant-marketing and management firm of Quantified Marketing Group, Inc., or QMG. The founder of QMG, Aaron Allen, is considered to be an expert in the foodservice industry, having developed and expanded the operations of some well-known restaurant companies (including Firehouse Subs).


                                       5
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         QMG, which is headquartered in Florida, is the country's largest full-service restaurant-marketing, operations and public relations firm, and included in the proposed engagement will be their responsibility to direct the Company's initial launch and expanded rollout of our foodservice concept operations. QMG's contracted management function with us would include development of internal/external operating system control and reporting, real estate selection, personnel programs, senior and executive level management recruitment, and expansion strategy planning and implementation.

         Based upon the experience and (barbecue) industry knowledge of our founder, Edward Feintech, and advise from Mr. Allen of QMG, we believe that that the U.S. is regionally divided in terms of meat type, barbecue sauce, and smoking/barbecue style preferences. To achieve a more effective and successful penetration of Smoky Market foodservice concepts, we have divided the country into specific geographic regions of consumer population that are defined by their respective barbecue food style preferences, and we plan to assign an entrepreneurial manager, with qualified understanding of each respective region's characteristics, to develop and manage each region. In the long term, we plan to have five wholly-owned regional operating companies, with each managed by a regional officer who will be charged with regional penetration of Smoky Market foodservice brand concepts.

SOURCES AND AVAILABILITY OF RAW MATERIALS/PRINCIPAL SUPPLIERS

         We presently outsource, and for the foreseeable future, expect to continue to outsource, our commercial smoked food processing to Mary Ann's Specialty Foods, Inc., or Specialty Foods. Specialty Foods is a USDA-approved contract food processing company located in Webster City, Iowa. Specialty Foods operates an 80,000 square foot processing facility, which sits on 10 acres of family-owned land and is responsible for our food production and distribution requirements.

         In order to establish production capacity and complete the development of our smoked food products, we entered into an Amended and Restated Processing Agreement dated June 1, 2006 with Specialty Foods. Pursuant to the processing agreement, Specialty Foods has agreed to process the smoked meats for our business in return for a processing fee equal to its actual costs of production, including allocable overhead, plus a fixed fee designed to permit Specialty foods to net profit of not less than $35,000 per month from the operation of two 10-hour shifts of processing for us. The agreement is based upon a single oven capable of producing at least 100,000 pounds of smoked meat per month or more depending upon the production item mix. The term of the agreement is ten years, with an option to extend the agreement for an additional 10-year period (subject to early termination in the event of default).

         As we expand and need to add additional smoker ovens, we will be required to expand our relationship with Specialty Foods (or other processors) on such terms as are mutually agreed upon by the parties. Considering the size of Specialty Food's surrounding 10 acre area, we believe that it would be in a position to expand production if we provided financial assistance.

         With respect to fish and other raw materials used to make our products, we do not have any fixed supply agreements and will be required to pay wholesale market prices. Market prices for fish and other food items are subject to constant fluctuation and frequent shortages of item availability. We expect that as our production expands, we or Specialty Foods will be able to obtain discounts from prevailing market prices for fish and other food items based upon large volume purchasing.


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

MARKETING PLAN

         ECOMMERCE
         ---------

         The purpose of our eCommerce marketing plan is to achieve two principal objectives:

         o to generate public awareness of the Smoky Market brand, which would support growth for both Internet and foodservice sales, and

         o to generate cash flow for our business while pilot foodservice concept operations are being developed and as regional expansion begins.

         We intend to engage an experienced advertising/public relations agency, with qualified expertise in eCommerce marketing and Internet direct selling, to formulate our promotional marketing plan which will be focused upon maximizing sales from our Internet branded merchandising exposure on affiliates' websites. Our eCommerce marketing plan will need to achieve an effective and cost-efficient cross-marketing to consumers of our complete line of products and available buying alternatives.

         FOODSERVICE
         -----------

         Smoky Market modular foodservice concepts will feature a limited selection of our packaged foods and will serve to cross-market and provide support to grow eCommerce Internet sales of the brand's complete line. We plan to provide samples of a particular frozen packaged item everyday to customers, along with a promotional handout piece that offers a "buy-one-get-one free" introductory incentive. We believe that this will generate cross recognition of the brand and enable direct personal sales interaction with restaurant customers by staff personnel. Customers enjoy free samples, especially as an appetizer, and we believe that offering free samples will be an effective way of generating sales for new products.

         Our preliminary floor plan design includes space for an Internet ordering station--complete with sales video clip--which will be adjacent to the retail display area and serve customers who wish to place a personal or gift order after experiencing the products. We expect that our contract with QMG will include their agreement to responsibility to develop the overall foodservice marketing plan, which will include specific plans to promote the Smoky Market brand and market the respective concepts both as a chain and a potential franchise. If we are unable to execute and agreement with QMG based upon our discussions, we will anticipate seeking additional consultants or completing the specific plans on our own.

COMPETITION

         We will be competing principally in the retail packaged food industry and in the "fast-casual" and "quick-service" segment of the restaurant industry. In the retail packaged food segment, we expect that our principal competitors will include well known retails chains such as Costco Club Stores, specialty foods stores such as Barney Greengrass or Dean & DeLuca, commercial smokehouses and numerous other packaged food enterprises. We expect to compete based upon quality, flavor, healthfulness, variety and price. As a new entrant into the market, we are uncertain how we will compare to our competitors on most of those factors, but expect that our additive-free naturally-smoked foods will compete in terms of quality, flavor and healthfulness. As a new market entrant, our variety is limited, and we expect that our price will be below that of specialty stores and Internet sellers, but above that of major retail chains.


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         The fast-casual segment of the restaurant industry is characterized by a large number of participants, both individual stores and large chains, and is extremely competitive. Because of the localized nature of the business, we will be competing with different restaurants in each geographic market. We expect to compete based upon quality of food and service, ambience, flavor, variety and price. As a new entrant into the market, we are uncertain how we will compare to our competitors on most of those factors. Many of our existing and potential competitors have longer operating histories, a large existing customer base, greater financial strength and more recognized brands than we do. These competitors may be able to attract and retain customers more easily because of their brand names and their larger marketing budgets and sales forces. Our larger competitors can also devote substantially more resources to product development and may adopt more aggressive pricing policies.

INTELLECTUAL PROPERTY

         We do not own any intellectual property that is material to our business.

         We license the recipes for substantially all of our products, certain trademarks and tradenames, including Smoky Market(R) and Smoke-baked(TM), and design features related to the ovens used for smoking our products from Smoky Systems, LLC, or Smoky Systems, pursuant to an exclusive license agreement dated April 30, 2006. Under the license agreement, we issued Smoky Systems 40,000,000 shares of our common stock and agreed to pay a 5% ongoing royalty based upon certain food and facilities productions costs. The license agreement is for a fixed term of 10 years, with renewal options for four additional 10-year terms, but is terminable 90 days following breach or in connection with a bankruptcy or similar event. In addition, our license to such rights ceases to be exclusive if our annual revenues from licensed products does not equal or exceed $30 million by 2011.

         Neither we nor Smoky Systems have registered any patents or copyrights.

         We have a policy of entering into confidentiality, work for hire, and non-disclosure agreements with our employees and contractors. These agreements and our policies are intended to protect our intellectual property, but we cannot assure that these agreements or the other steps we have taken to protect our intellectual property will be sufficient to prevent theft, unauthorized use or adverse infringement claims. We also are exploring the registration of certain trademarks and other rights; however, our ability to protect the key recipes and design rights at the core of our business is limited.

GOVERNMENT REGULATION

         As a distributor of food products and planned restaurant operator, we are subject to regulation by the U.S. Food and Drug Administration, or FDA, the U.S. Department of Agriculture, or USDA, and to licensing and regulation by state and local health, sanitation, building, zoning, safety, fire and other authorities. In addition, the operations of our food processor are subject to regulation under the Federal Food, Drug and Cosmetic Act, the Federal Meat Inspection Act, the Poultry Products Inspection Act, the Perishable Agricultural Commodities Act, the Nutrition Labeling and Education Act of 1990, and the rules issued under these laws. The FDA regulates standards of identity for specified foods and prescribes the format and content of information on food product labels. The USDA imposes standards for product quality and sanitation including the inspection, labeling and compliance of meat and poultry products and the grading and commercial acceptance of shipments from our suppliers.

         Costs of compliance with such laws and regulations are presently insignificant. If we or our food processor were to be found to be out of compliance with such laws, particularly those related to the production, labeling and handling of food, we could be subject to significant fines and forced to discontinue our operations until all material violations were addressed. Were our relationship with our food processor to terminate, we would have to find another USDA-approved meat processor or qualify as such ourselves. There are a limited number of USDA-approved meat processors and barriers to entry are significant (with an estimated cost of not less than $2 million dollars and required time of one year).

RESEARCH AND DEVELOPMENT

         We are recently formed and do not have any historical research and development expenses. We plan to add products to our lines as our business develops and expect that research, developing and testing of new or improved recipes and products will be an ongoing part of our business.

ENVIRONMENTAL LAWS

         We are not required to obtain any environmental permits and do not use any hazardous materials in connection with the operation of our business. Accordingly, we have not incurred, and do not expect to incur, any material expenses associated with environmental compliance.

EMPLOYEES

         As of June 30, 2006, we had had a total of two paid fulltime employees and one part-time employee, which includes two executives, the Chairman and CEO, and the President, and a customer service representative. We also have two executives, our Chief Financial Officer and our Chief Information Officer, providing services on a part time basis as consultants. Additional executive and senior management employees will be added as our financial situation permits.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         This section may include projections and other forward-looking statements regarding management's expectations regarding performance of the Company. You should not place undue reliance on such projections and forward looking statements, and, when considering such projections and forward-looking statements, you should keep in mind the risk factors noted throughout this Form 10-SB. You should also keep in mind that all projections and forward-looking statements are based on management's existing beliefs about present and future events outside of management's control and on assumptions that may prove to be incorrect. See the "Risks related to our Business and Operations" beginning on page 12.

PLAN OF OPERATION

         GENERAL BUSINESS MODEL AND EXPANSION.
         -------------------------------------

         INTERNET SALES. We plan to commence operations by offering our smoked-baked food products through selected eCommerce affiliates' websites. The appearance of our products on multiple websites will enable us to enjoy the benefits and marketing advantages from the high daily, weekly and monthly customer traffic exposure that major food and retail merchandising eCommerce websites generate. Some of these prospective eCommerce affiliates are known to be generating up to 1 million or more visits per month, such as QuixStar, Amazon, 800 Flowers and others, making our investment very cost-effective. We plan to implement targeted advertising, promotion, and public relations designed to educate consumers to the Smoky Market brand so that our presence on the websites of our Internet marketing affiliates will be made more effective to drive eCommerce sales of our products.

         FOODSERVICE SALES. We plan to roll out restaurant-markets that operate in modular buildings (1,000 - 2,250 square feet) and self-contained modular kiosks (75 - 150 square feet), with mobile kitchen trailers planned in the future. The restaurant-markets will feature selections of the smoked foods and recipe dishes for foodservice, and customers will also be able to purchase Smoky Market brand packaged products through refrigerated display merchandisers or buy individual portions through old-style, personalized deli-case service. With initial proceeds from financing, we plan to open pilot outlets during 2006 and expect to be able to commence a regional expansion of the concepts in 2007. We intend to introduce a new form of franchising to grow the chain, which we expect will involve the integration of typical franchise structure with the relationship benefits of a partnership; we are calling it a "Franship(.)" We are exploring all the dynamics of the program at this time, but in general we are modeling the Franship concept upon much of the relationship dynamics that enabled the 7-11 chain to grow rapidly and successfully.

         For inside placement of our modular kiosks, which we expect to be our major focus for growth, we plan to negotiate rollout agreements with large chains that would include primarily pizza stores and convenience stores and other chain venues with high customer traffic counts. The structure of our transactions with prospective venues will involve either our renting space for the kiosk and paying a fixed amount of rent plus a percentage of sales, or licensing usage of the kiosk in which case the venue owner would purchase and operate the kiosk paying us a license fee, and we would also supply our smoked food product for which we would generate profit.

         To launch and grow our chain of Smoky Market foodservice concepts, we plan to engage the professional services of contractors for operating and management functions that include commercial real estate selection, advertising and public relations, personnel and operating systems development and strategic planning. Our plan is to promote and grow in the manner of franchise companies that tap the growing entrepreneurial marketplace of individuals seeking to own their own business. We hope to employ our Franship program in the promotion and recruitment of experienced, assistant level and manager level individuals from the foodservice industry who have the desire to operate their own business, but lack the substantial capital resource requirements to ever acquire their own franchise. Depending upon how much capital a candidate had or could raise, we would make the investment for the particular physical asset as a financial partner and as a franchisor; he or she would invest his or her capital only for the purchase of our processed foods, brand marketing materials, and for general operating expenses.

         We believe that we have the potential to expand very rapidly because of the Franship concept and the menu item systemization (i.e. the use of pre-prepared packs containing meals or parts of meals), which reduces required kitchen space and the amount of training required for Franship orientation.

         FOOD PRODUCTION & DISTRIBUTION
         ------------------------------

         We lease a custom-designed mid-size smoking oven system, which was installed into the facility of Specialty Foods located in Webster City, Iowa. Under the terms of the processing agreement with Specialty Foods, Specialty Foods has agreed to process the smoked meats for our business in return for a processing fee equal to its actual costs of production, including allocable overhead, plus a fixed fee designed to permit Specialty foods to net profit of not less than $35,000 per month from the operation of two 10-hour shifts of processing for us. The agreement is based upon a single oven capable of producing at least 100,000 pounds of smoked meat per month or more depending upon the production item mix. The term of the agreement commenced is ten years, with an option to extend the agreement for an additional 10-year period (subject to early termination in the event of default). Specialty Foods performs administrative functions relative to USDA processing controls and reporting, and is expected to arrange for shipping of our processed foods as we direct.

         We plan to enter into arrangement with co-packing companies to produce our selection of gourmet recipe items including one-dish meals of smoked meat/fish pasta, casseroles, quiches, and pizzas. We plan to have Specialty Foods bulk ship smoked meat and fish ingredients to the co-packers, where the respective menu items will be produced, packaged and shipped to the our regional distribution centers, which we expect will initially be located in northern California and in central Iowa at our near our corporate headquarters. We expect co-packers to provide us with expert assistance for unique menu item development that is consistent with the wholesome and healthful selling feature of Smoky Market brand foods. We do not have any written agreements with any co-packing companies but, subject to the availability of financing, expect to be able to enter into suitable arrangements as the need arises.

         For Internet sales, orders for product sold to Smoky Market Internet resellers will be shipped to their warehouses directly from Specialty Foods' facility. For sales by Internet affiliates requiring our fulfillment, we expect to fulfill customer orders from our closest distribution center.

         For our foodservice operations, we expect that product will be shipped from Specialty Foods to our regional distribution centers and then from those centers to various foodservice outlets. Smoky Market foodservice managers will place orders on a dedicated Website, which would also be used by franchisees in the event we franchise our foodservice concepts. This ordering system would require franchisees to pay for their orders prior to shipping.

         EMPLOYEES. Execution of our business plan as set forth above would, we believe, require the hiring of approximately 50 to 75 people over the next three years to staff our corporate management team, our regional offices and those responsible for overseeing the process of procuring real estate (fee simple or lease) and arranging for the construction of restaurants-markets and hiring of initial management. This number excludes management of company-owned restaurant-markets and kiosks and foodservice personnel.

LIQUIDITY AND CAPITAL RESOURCES

          As of April 30, 2006, we had cash and cash equivalents of $13,545. As of June 30, 2006, we had cash and cash equivalents of $46,300, which includes amounts received from the issuance of convertible promissory notes and warrants to purchase common stock issued prior to June 30, 2006 and is sufficient to fund our basic expenses through July 2006. After July 2006, we will be required to raise additional capital, which we would expect to raise through the issuance of promissory notes, convertible promissory notes, equity securities and/or warrants. We believe that a minimum of approximately $750,000 of financing would be required to commence our business plan and begin to generate revenue. We believe that it will require approximately $5 million of additional financing in order to execute the expansion phase of our business plan as proposed during the remainder of 2006 and into 2007. Our need for additional financing in 2007 and beyond will depend upon our ability to expand revenues and operations in accordance with our plan.

          We do not presently have any commitments to provide financing. We are in discussions with various potential investors regarding private financings and are evaluating a placement agent-assisted private offering. In light of our absence of revenue and the early stage of development of our business plan, it is uncertain that we will be able to raise significant capital through the sale of our securities, and it is unlikely that we would qualify for commercial debt financing. If we are unable to obtain additional equity financing, we will be forced to significantly curtail our operations and proposed expansion, and our ability to continue as a going concern will be uncertain.

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

         Investing in our common stock involves a high degree of risk. You should carefully consider the risks outlined below and all of the other information set forth or incorporated by reference in this Form 10-SB before purchasing any shares of our common stock. In addition to historical information, the information in this Form 10-SB contains forward-looking statements about our future business and performance. Our actual operating results and financial performance may be different from what we expect as of the date of this Form 10-SB. The risks described in this Form 10-SB represent the risks that management has identified and determined to be material to our company. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, may also materially harm our business operations and financial condition.

         WE HAVE NOT GENERATED ANY REVENUES AND MAY BE UNABLE TO GENERATE SIGNIFICANT REVENUE IN THE FUTURE.

         We were incorporated in April 2006 and have not commenced operations. As a result, we have not generated any revenues, and all of our plans are speculative. We may be unable to generate or expand revenue at the rate anticipated. Our business plan anticipates that revenue from initial sales over the Internet will partially fund the creation of modular restaurant-markets and kiosks. If we do not generate significant revenue in the first year of operation, we may be unable to pursuant the restaurant-market and kiosk aspect of our business plan and may be unable to continue our Internet operations, which would likely lead to a collapse of our business.

         THE INEXPERIENCE OF OUR KEY MANAGEMENT, AND OUR LIMITED OPERATING HISTORY AND EVOLVING BUSINESS PLAN, MAKE IT DIFFICULT TO EVALUATE OUR PERFORMANCE AND FORECAST OUR FUTURE.

         We were formed and began operations in April 2006. Our key management have experience in the restaurant industry but do not have any experience in Internet retailing, establishing a national food service business (directly or through franchise arrangements) or operating a reporting issuer. Our limited operating history, limited experience and focus on expanding our business make it difficult to evaluate our ability to generate revenues, manage growth, obtain necessary capital, manage costs, create profits and generate cash from operations. Specifically, our ability to do the following may be impaired:

         o implement our business plan (which may be based upon faulty assumptions and expectations arising from our limited experience);

         o obtain capital necessary to continue operations and implement our business plan;

         o comply with SEC rules and regulations and manage market expectations;

         o        differentiate ourselves from our competitors; and

         o        establish a significant retail and restaurant customer base;

If we fail to successfully manage these risks, we may never expand our business in a meaningful way or become profitable, and our business may fail.

         WE WILL BE UNABLE TO IMPLEMENT OUR BUSINESS PLAN IF WE CANNOT RAISE SUFFICIENT CAPITAL AND MAY BE REQUIRED TO PAY A HIGH PRICE FOR CAPITAL.

         As of June 30, 2006, we had $46,300 in cash and cash equivalents and a current account deficit. We need to obtain a significant amount additional capital to implement our business plan and meet our financial obligations as they become due. We may not be able to raise the additional capital needed or may be required to pay a high price for capital. Factors affecting the availability and price of capital may include the following:

         o        the availability and cost of capital generally;

         o        our financial results;

         o        the experience and reputation of our management team;

         o market interest, or lack of interest, in our industry and business plan;

         o our ongoing success, or failure, in executing our business plan;

         o        the amount of our capital needs; and

         o the amount of debt, options, warrants and convertible securities we have outstanding.

We may be unable to meet our current or future obligations or to adequately exploit existing or future opportunities if we cannot raise sufficient capital. If we are unable to obtain capital for an extended period of time, we may be forced to discontinue operations.

         WE ARE REQUIRED TO MAKE PAYMENTS UNDER OUTSTANDING NOTES IN AMOUNTS EXCEEDING OUR EXISTING CASH AND CASH EQUIVALENTS BEGINNING ON DECEMBER 1, 2006.

         As of June 30, 2006, we had issued $122,500 of convertible notes payable to fund our operations and expect to issue additional convertible notes on similar terms. The amounts payable under our outstanding notes in the current fiscal year exceed our current cash and cash equivalents. If we default on payments under these notes, the holders will have the right to accelerate principal and interest payments and pursue remedies available at law and under governing documents. The exercise of such remedies could result in our insolvency.

         OUR ACCOUNTANTS HAVE INCLUDED AN EXPLANATORY PARAGRAPH IN OUR FINANCIAL STATEMENTS REGARDING OUR STATUS AS A "GOING CONCERN."

         Our audited consolidated financial statements included in this Form 10-SB have been prepared on the assumption that we will continue as a going concern. Our independent registered public accounting firm has stated that it substantially doubts our ability to continue as a going concern in a report dated June 29, 2006. This doubt is based on the fact that we have only recently been formed, have yet to establish profitable operations and need to raise additional capital in order to fund our business plan.

         THE PACKAGED FOOD MARKET IS ARE COMPETITIVE, AND WE MAY BE UNABLE TO SUCCESSFULLY CAPTURE RETAIL CUSTOMERS.

         Successful operation of proposed Internet packaged food business requires the ability to identify the effects of product and pricing trends. If we are unable to evaluate the impact of product or pricing trends effectively, we may fail to implement strategies allowing us to capitalize on those trends, which may result in decreased sales or increased costs. We may be unable to differentiate ourselves in the marketplace and compete successfully against existing or future competitors of our business. In order to succeed, we will be required to take customers away from established smoked meat and fish brands and alternative food products. Our retail products will be sold at higher prices than some of our competitor's products and consumers may not differentiate the quality of our products and/or may not be willing to pay higher prices in some markets.

         IF WE FAIL TO DEVELOP OUR BRAND RECOGNITION OUR ABILITY TO COMPETE IN A HIGHLY FUNGIBLE RESTAURANT MARKET WILL BE IMPAIRED.

         The foodservice industry is intensely competitive with respect to the quality and value of food products offered, concept service, price, dining experience and location. We compete with major restaurant chains, some of which dominate the industry. Our competitors also include a variety of mid-price, full-service casual-dining restaurants, health and nutrition-oriented restaurants, delicatessens and prepared food restaurants, as well as supermarkets and convenience stores. Many of our competitors have substantially greater brand recognition, as well as greater financial, marketing, operating and other resources than we have, which may give them competitive advantages. The fast-casual and quick-services restaurant segments are growing rapidly with numerous restaurant chains competing for quality site locations. Suitable locations for our restaurants may be difficult to locate and/or we may be unable to finance the acquisition of such locations. Our competitors could also make changes to pricing or other marketing strategies which may impact us detrimentally. As our competitors expand operations, we expect competition to intensify. Such increased competition could harm our financial position and results of operations.

         THE INABILITY TO CONSTRUCT NEW MODULAR RESTAURANTS WITHIN PROJECTED BUDGETS AND TIME PERIODS WILL ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL POSITION.

         Many factors may affect the costs associated with the establishment of new modular restaurant-markets and kiosks, including:

         o        identification and availability of suitable locations;

         o        competition for modular restaurant sites;

         o        negotiation of favorable lease or purchase arrangements;

         o management of the costs of construction and development of new modular restaurants;

         o securing required governmental approvals and permits and complying with governmental regulations;

         o        recruitment of qualified operating personnel;

         o        labor disputes;

         o        shortages of materials and skilled labor;

         o        environmental problems; and

         o other increases in costs, any of which could give rise to delays or cost overruns.

         If we are not able to develop additional restaurants within anticipated budgets or time periods, our business, financial condition, results of operations or cash flows will be adversely affected.

         WE ARE DEPENDENT UPON RECIPES AND OTHER PROPRIETARY INFORMATION LICENSED TO US BY SMOKY SYSTEMS, AND WE MAY NOT BE ABLE TO CONTINUE OUR CURRENT OPERATIONS WITHOUT SUCH INTELLECTUAL PROPERTY.

          We rely on Smoky Systems to provide the recipes, trademarks, basic modular restaurant design and other intellectual property for our smoked-foods processing, marketing, branding and operations. The license under which we license this intellectual property is effective for the term of the license agreement, which has limited terms and may be terminated early following an uncured material breach or may not be renewed upon expiration. The license agreement is for a fixed term of 10 years, with renewal options for four additional 10-year terms, but is terminable 90 days following breach or in connection with a bankruptcy or similar event. In addition, our license to such rights ceases to be exclusive if our annual revenues from licensed products does not equal or exceed $30 million by 2011. A termination or nonrenewal of the license agreement, or even a loss of our exclusivity, would result in a substantial decrease in revenue and would cause significant harm our business. In the future, irrespective of our licenses with Smoky Systems, we may be unable to continue to obtain needed services or licenses for needed intellectual property on commercially reasonable terms, or at all, which would harm our ability to continue productions, our cost structure and/or the quality of our products or services.

         THE RISK OF PRODUCT CONTAMINATION AND RECALL MAY HARM OUR PUBLIC IMAGE AND RESULT IN DECREASED REVENUES AND HARM TO OUR BUSINESS.

         Contaminated meat or other products shipped to or from our food processor, or otherwise served at our restaurant-markets, could result in a serious health issue at any time. If such and event occurs, we may be required to recall our products from retail stores, affiliate warehouses and from the restaurant outlets being served. A product recall would increase costs, result in lost revenues and harm our public relations image, in addition to exposing us to liability for any personal injury resulting from such contamination.

         THE AVAILABILITY OF RAW MEAT AND FISH MAY CHANGE WITHOUT NOTICE, AND THE COST OF THESE PRODUCTS OFTEN FLUCTUATE WHICH MAY UNEXPECTEDLY INCREASE OUR OPERATING COSTS AND HARM OUR BUSINESS.

         The costs of obtaining the meat and fish required for our products are subject to constant fluctuations and frequent shortages of item availability. Adequate supplies of raw meat and fish may not always be available, and the price of raw meat and fish may rise unexpectedly, resulting in increased operating costs, potential interruptions in our supply chain, and harm to our business.

         ADVERSE PUBLICITY REGARDING FISH, POULTRY OR BEEF COULD NEGATIVELY IMPACT OUR BUSINESS.

         Our business can be adversely affected by negative publicity resulting from complaints or litigation alleging poor food quality, food-borne illness or other health concerns or operating issues stemming from one or a limited number of our modular restaurants. Unfavorable publicity could negatively impact public perception of our brand. Given the events regarding afflictions affecting livestock in various parts of the world, such as "avian flu" and "mad cow" disease, it is possible that the respective production and supply of U.S. poultry or beef could be negatively impacted. A reduction in the supply of poultry or beef could have a material effect on the price at which we could obtain it. In addition, concerns regarding hormones, steroids and antibiotics may cause consumers to reduce or avoid consumption of fish, poultry or beef. Failure to procure fish, poultry or beef at reasonable terms and prices, or any reduction in consumption of fish, poultry or beef by consumers, could have a material adverse effect on our financial condition and results of operations.

         OUR SUPPLY CHAIN MAY BE SUBJECT TO SHIPPING LOSSES, VARIOUS ACCIDENTS, AND/OR SPOILAGE, WHICH WOULD DECREASE REVENUES AND POTENTIALLY LEAD TO A LOSS OF CUSTOMERS.

         The processor is responsible for shipping our processed products to our regional distribution centers or to the destinations of orders placed by retail and wholesale marketing affiliates. Shipping losses, various accidents and product spoilage during this process may lead to decreased sales, potentially disgruntled commercial customers, and possible shortages at our distribution centers and foodservice concept locations.

         WE MAY LOSE OUR PROCESSOR AFFILIATION OR EXPERIENCE A BREAKDOWN IN OUR SINGLE PROCESSING OVEN SYSTEM, SUBSTANTIALLY HARMING OUR ABILITY TO GENERATE REVENUES UNTIL ANOTHER PROCESSOR IS LOCATED.

         We are completely dependent upon Specialty Foods, and upon a single oven-system located at Specialty Foods, to produce our smoked foods in order to operate the business and generate revenue. If our oven systems break down, become contaminated or are removed from Specialty Foods' facility, we would experience an interruption in our ability to generate revenues. The would harm our relationships with our customers and Internet affiliates in the short run. Any long-term interruptions in our ability to produce smoked foods would harm our ability to continue operations.

         WE ARE DEPENDENT UPON KEY PERSONNEL TO MANAGE OUR SMOKED-FOOD PRODUCTION AND RESTAURANT BUSINESS, AND THE LOSS OF SUCH PERSONNEL COULD SIGNIFICANTLY IMPAIR OUR ABILITY TO IMPLEMENT OUR BUSINESS PLAN.

         We are highly dependent upon the efforts of management, particularly Edward Feintech, our Chairman and Chief Executive Officer, and Toni Adams, our President. The number of qualified managers in the smoked-food industry is limited. As our business grows we will need to recruit executive and senior level managers who are professionally capable of implementing our business plan. The eCommerce and restaurant industries are highly competitive and in order to attract qualified management personnel in these industries we may need to offer significant compensation packages with equity-based incentives. Consequently, we may be unable to retain our key management employees or attract other highly qualified employees in the future. If we are unsuccessful in retaining or attracting such employees our production, sales and service capacity will be harmed.

         WE EXPECT TO BE DEPENDENT ON A THIRD PARTY TO PROVIDE DESIGN AND MARKETING MATERIALS IN RELATION TO OUR RESTAURANT-MARKETS AND KIOSKS.

         We are negotiating with Quantified Marketing Group, Inc., or QMG, with respect to their providing services with respect to the design, development and marketing of or restaurant-markets and kiosks. We have not signed an agreement with them, but we expect that such an agreement will be signed and will provide that QMG will direct the Company's initial launch and expanded rollout of our foodservice concept operations. QMG's contracted management function with us would also include development of internal/external operating system control and reporting, real estate selection, personnel programs, senior and executive level management recruitment and expansion strategy planning and implementation. If our negotiations with QMG do not result in a final agreement, or QGM fails to fulfill its obligations under the agreement, our ability to generate revenue will be delayed or reduced, and we will incur substantial costs in obtaining the necessary services to carry out the roll out for our restaurant-markets and kiosks.

         LABOR DISPUTES AFFECTING COMMON CARRIERS AND FOODSERVICE DISTRIBUTORS MAY HAMPER OUR ABILITY TO DELIVER OUR PRODUCT TO CUSTOMERS AND HARM OUR BUSINESS.

         We are dependent upon UPS and other package delivery contractors and foodservice distributors to ship Internet orders to customers and products to our foodservice concept outlets. Labor disputes involving package delivery contractors may significantly damage our shipping and delivery capability and harm our operations.

         OUR BUSINESS MAY BE IMPACTED BY INCREASED COMPENSATION AND BENEFITS COSTS.

         We may be negatively affected by increases in workers' wages and costs associated with providing benefits, particularly healthcare costs. Such increases can occur unexpectedly and without regard to our efforts to limit them. If such increases occur, we may be unable to pass them along to the consumer through product price increases, resulting in decreased operating results.

         CHANGES IN GENERAL ECONOMIC AND POLITICAL CONDITIONS AFFECT CONSUMER SPENDING AND MAY HARM OUR REVENUES AND OPERATING RESULTS.

          Our country's economic condition affects our customers' levels of discretionary spending. A decrease in discretionary spending due to decreases in consumer confidence in the economy could impact the frequency with which our customers choose to purchase smoked-foods or dine out or the amount they spend on smoked-food or meals while dining out, thereby decreasing our revenues and operating results.

         FAILURE TO COMPLY WITH GOVERNMENTAL REGULATIONS COULD HARM OUR BUSINESS AND OUR REPUTATION.

         We will be subject to regulation by federal agencies and regulation by state and local health, sanitation, building, zoning, safety, fire and other departments relating to the development and operation of restaurants. These regulations include matters relating to:

         o        the environment;

         o        building construction;

         o        zoning requirements;

         o        the preparation and sale of food and alcoholic beverages; and

         o        employment.

         Our facilities will be licensed and subject to regulation under state and local fire, health and safety codes. The construction of modular restaurants will be subject to compliance with applicable zoning, land use and environmental regulations. We may not be able to obtain necessary licenses or other approvals on a cost-effective and timely basis in order to construct and develop modular restaurants in the future.

         Various federal and state labor laws will govern our operations and our relationship with our employees, including minimum wage, overtime, working conditions, fringe benefit and work authorization or immigration requirements.

         If we elect to serve alcohol to our customers, we will be required to comply with the alcohol licensing requirements of the federal government, states and municipalities where our restaurants are located. Alcoholic beverage control regulations require applications to state authorities and, in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of the restaurants, including minimum age of guests and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. If we fail to comply with federal, state or local regulations, our licenses may be revoked and we may be forced to terminate the sale of alcoholic beverages at one or more of our restaurants.

         The federal Americans with Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. We will likely be required to comply with the Americans with Disabilities Act and regulations relating to accommodating the needs of the disabled in connection with the construction of new facilities and with significant renovations of existing facilities.

         Failure to comply with these and other regulations could increase our cost structure and harm our reputation, either of which would harm our operating results.

         COMPLIANCE WITH EXISTING AND NEW REGULATIONS OF CORPORATE GOVERNANCE AND PUBLIC DISCLOSURE MAY RESULT IN ADDITIONAL EXPENSES.

         Compliance with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and other SEC regulations, requires large amounts of management attention and external resources. This may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

         OUR DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS HAVE EFFECTIVE CONTROL OF THE COMPANY, PREVENTING NON-AFFILIATE SHAREHOLDERS FROM SIGNIFICANTLY INFLUENCING OUR DIRECTION AND FUTURE.

         Our directors, officers, and 5% shareholders and their affiliates control approximately 100% of our outstanding shares of common stock and are expect to continue to control a majority of our outstanding common stock following any financing transactions projected for the foreseeable future. These directors, officers and affiliates effectively control all matters requiring approval by the shareholders, including any determination with respect to the acquisition or disposition of assets, future issuances of securities, declarations of dividends and the election of directors. This concentration of ownership may also delay, defer or prevent a change in control and otherwise prevent shareholders other than our affiliates from influencing our direction and future.

         THERE IS NO PUBLIC MARKET FOR OUR STOCK, AND EVEN IF A MARKET DEVELOPS, IT WILL LIKELY BE THIN AND SUBJECT TO MANIPULATION.

         There is no public market for our common stock, and we can provide no assurance that a public market for our common stock will develop in the future. Even if a public market does develop, the volume of trading in our common stock will presumably be limited and likely dominated by a few individuals. The limited volume, if any, will make the price of our common stock subject to manipulation by one or more stockholders and will significantly limit the number of shares that one can purchase or sell in a short period of time. An investor may find it difficult to dispose of shares of our common stock or obtain a fair price for our common stock in the market.

         IF A MARKET FOR OUR COMMON STOCK DEVELOPS, THE MARKET PRICE FOR OUR COMMON STOCK WILL LIKELY BE VOLATILE AND MAY CHANGE DRAMATICALLY AT ANY TIME.

         If a market for our common stock develops, the market price of our common stock, like that of the securities of other early-stage companies, may be highly volatile. Our stock price may change dramatically as the result of announcements of our quarterly results, the rate of our expansion, significant litigation or other factors or events that would be expected to affect our business or financial condition, results of operations and other factors specific to our business and future prospects. In addition, the market price for our common stock may be affected by various factors not directly related to our business, including the following:

         o intentional manipulation of our stock price by existing or future stockholders;

         o short selling of our common stock or related derivative securities;

         o a single acquisition or disposition, or several related acquisitions or dispositions, of a large number of our shares;

         o the interest, or lack of interest, of the market in our business sector, without regard to our financial condition or results of operations;

         o the adoption of governmental regulations and similar developments in the United States or abroad that may affect our ability to offer our products and services or affect our cost structure;

         o developments in the businesses of companies that purchase our products (such as Home Depot); and

         o economic and other external market factors, such as a general decline in market prices due to poor economic indicators or investor distrust.

         OUR ABILITY TO ISSUE PREFERRED STOCK AND COMMON STOCK MAY SIGNIFICANTLY DILUTE OWNERSHIP AND VOTING POWER, NEGATIVELY AFFECT THE PRICE OF OUR COMMON STOCK AND INHIBIT HOSTILE TAKEOVERS.

          Under our Articles of Incorporation, as amended, we are authorized to issue up to 10,000,000 shares of preferred stock and 210,000,000 shares of common stock without seeking stockholder approval. Our board of directors has the authority to create various series of preferred stock with such voting and other rights superior to those of our common stock and to issue such stock without stockholder approval. Any issuance of such preferred stock or common stock would dilute the ownership and voting power of existing holders of our common stock and may have a negative effect on the price of our common stock. The issuance of preferred stock without stockholder approval may also be used by management to stop or delay a change of control, or might discourage third parties from seeking a change of control of our company, even though some stockholders or potential investors may view possible takeover attempts as potentially beneficial to our stockholders.

         WE ARE UNLIKELY TO PAY DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE FUTURE.

         We have never declared or paid dividends on our stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business. We do not anticipate paying any cash dividends in the foreseeable future, and it is unlikely that investors will derive any current income from ownership of our stock. This means that your potential for economic gain from ownership of our stock depends on appreciation of our stock price and will only be realized by a sale of the stock at a price higher than your purchase price. Because there presently is no public market for our common stock, you may be unable to realize a gain on your investment.


ITEM 3.  DESCRIPTION OF PROPERTY

         We do not currently have fee ownership of any property. We currently use office and cold storage warehouse space in the facility of Specialty Foods for free. We have no lease with respect to such space, and our informal arrangement could be terminated at any time. When and if financing is secured and formal operations begin, we expect to formalize our arrangements with Specialty Foods and begin paying rent.

         Subject to the availability of capital, we intend to enter into leases for cold storage and warehouse fulfillment of our Internet orders and for additional office space in northern California and in Georgia.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The table below sets forth information with respect to the beneficial ownership of our common stock, as of June 30, 2006, as to each person who beneficially owns of record more than 5% of our outstanding common stock, as to our Chief Executive Officer and as to each other executive officer whose compensation from the Company during the period from inception through June 30, 2006 (the "Interim Period") exceeded $100,000 (the "named executive officers"), each director and by all of our directors and executive officers as a group. Except as otherwise indicated in the footnotes to this table, all shares are owned directly, and the persons named in the table have sole voting and investment power with respect to shares shown as beneficially being owned by them.

                                                            BENEFICIAL OWNERSHIP OF COMMON STOCK
                                                                    AS OF JUNE 30, 2006

                                                    AMOUNT AND NATURE OF
    NAME AND ADDRESS OF BENEFICIAL OWNERS          BENEFICIAL OWNERSHIP(1)          PERCENT OF CLASS(2)
    -------------------------------------          --------------------             ----------------

NAMED EXECUTIVE OFFICERS AND DIRECTORS

Edward C. Feintech
Chairman and CEO
1511 E 2nd St., Webster City, IA 50595                   40,050,000(3)                     99.5%

Scott L. Bargfrede, Director
615 2nd St., Webster City, IA 50595                          50,000                          *

All Officers and Directors as a Group
(5 persons)                                              40,250,000(3)                      100%

5% SHAREHOLDERS
(WHO ARE NOT EXECUTIVE OFFICERS OR DIRECTORS)

Smoky Systems LLC                                        40,000,000                        99.4%

* Represents less than one percent of the outstanding shares of common stock.

(1) Ownership numbers include shares of our common stock subject to options and warrants that are exercisable within 60 days of June 30, 2006. Shares of common stock subject to options and warrants that are not exercisable within such 60-day period are not included.

(2) The percentages set forth above have been computed assuming the number of shares of common stock outstanding equals the sum of (a) 40,250,000, which is the number of shares of common stock actually outstanding on June 30, 2006, and
(b) shares of common stock subject to options, convertible notes and similar securities exercisable to purchase common stock within 60 days of such date held by the person with respect to percentage is computer (but not by any other person).

(3) Includes 40,000,000 shares of common stock held of record by Smoky Systems, LLC, over which Edward C. Feintech, our Chairman and CEO, holds voting and investment power.


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Certain information regarding our executive officers and directors is set forth below. Our executive officers are appointed by, and continue to serve at the will of, our board of directors. Our directors are elected or appointed for terms that continue, absent resignation, death or removal by our stockholders, until the later of the next annual meeting of stockholders or until a replacement is duly appointed or elected and qualified.

              NAME                    AGE       POSITION
              ----                    ---       --------
              Edward C. Feintech      59        Founder, Chief Executive Officer
                                                  and Chairman of the Board
              Scott L. Bargfrede      50        Director
              Toni L. Adams           53        President
              Shane A. Campbell       47        Chief Financial Officer*
              Dennis A. Harrison      58        Chief Information Officer*
                  * Such officer is not a full time employee of the Company.

         EDWARD C. FEINTECH, has been the Chairman of our Board of Directors and our Chief Executive Officer since our incorporation in April 2006. Mr. Feintech operated full-service barbecue restaurants and tested "quick-service" barbecue operations in Des Moines, Iowa (1977-1984) before closing his enterprise and moving on toward development of our custom-engineered, USDA-approved wood-burning oven system technology. For the past five years since organizing Smoky Systems in December 2000, Mr. Feintech has been its Manager and directed the development phase of the intellectual property that we license from Smoky Systems.

         SCOTT L. BARGFREDE has serve as a director of the Company since May 1, 2006. Mr. Bargfrede has been the President and CEO of First American Bank in Webster City, Iowa since October 18, 1999. First American Bank is the Company's primary bank. Mr. Bargfrede graduated from the University of Minnesota in 1979, with a BA degree in Ag-Business Finance and in 1992, he graduated from the University of Wisconsin Graduate School of Banking.

         TONI L. ADAMS, has been our President since our incorporation in April 2006. Ms. Adams has been associated with foodservice business operations for 30 years and specialized in developing local-store marketing programs for restaurant and catering operators. Ms. Adams joined Smoky Systems in January 2001 to lead its product development testing, but took a leave of absence for two years to tend to her mother prior to her death. Ms. Adams returned to Smoky Systems in January 2004 to complete development of the Smoky Market eCommerce business model, which included the creation of the website, packaging design and related marketing collateral materials.

         SHANE A. CAMPBELL, CPA, has been the our Chief Financial Officer (acting as a consultant) since our incorporation in April 2006. Mr. Campbell has served as a business advisor to numerous small and medium sized businesses over his twenty-two years of public and private practice. From April 2004 though the present, Mr. Campbell has functioned as our chief financial officer of Smoky Systems and other small companies as a CFO consultant contractor. Mr. Campbell worked from January 2001 to April 2004 as CFO for MarketLive, Inc. (previously Multimedia Live, Inc.), an eCommerce software company located in Petaluma, California. Prior to that time, from January 1990 through January 2002, Mr. Campbell was an employee and then a partner at Jones, Schiller & Company, LLC, an accounting firm located in San Francisco. Mr. Campbell is a Certified Public Accountant licensed to practice in California. He earned a Bachelor of Science degree from California State University, Chico in December 1981.

         DENNIS A. HARRISON, PHD, has been our Chief Information Officer (acting as a consultant) since our inception in April 2006, however, he is expected to become a full-time employee when and as our financial situation permits. Since January 2000, Dr. Harrison has held senior level management positions as VP/Business Development for CSF-Telequest 2000-2003, VP/Business Development for CallTech Communications (April 2003-April 2004), and VP/Business Development for Effective Teleservices (April 2004-present). Dr. Harrison received a Bachelor of Arts in Philosophy & Classical Languages from the Seminary of St. Pius X (an affiliate of Catholic University), a Master of Arts in Counseling from Loyola College, and a Ph.D. in Human Development from the University of Maryland.

BOARD COMMITTEES

         Our entire Board of Directors presently serves as our audit committee. None of the members of the audit committee satisfy the independence requirements applicable to audit committees of listed companies. In addition, the Board of Directors has determined that the audit committee does not have a member qualifying as an audit committee financial expert, as defined in Item 401(h) of Regulation S-B. To save limited capital, we have chosen not to expand the size of our Board of Directors or offer cash compensation to our directors. The absence of cash compensation makes recruiting persons who are not otherwise interested in our company more difficult. For these reasons, we do not have on our Board of Directors a person who would qualify as an audit committee financial expert.

         We do not presently have a standing nominating committee or compensation committee, and we do not have a nominating committee charter or a compensation committee charter.


ITEM 6.  EXECUTIVE COMPENSATION

         SUMMARY COMPENSATION TABLE. The following table sets forth the aggregate compensation earned during the Interim period from the Company by the Company's Chief Executive Officer (the "named executive officer"). No other officer or employee of the Company received compensation in excess of $100,000 during the Interim Period.

                                                                                    LONG TERM COMPENSATION
                                                                      --------------------------------------------------
                                          ANNUAL COMPENSATION            AWARDS                    PAYOUTS
                                   ---------------------------------- -----------                 ----------
                                                           OTHER                    SECURITIES
                                                           ANNUAL      RESTRICTED   UNDERLYING                ALL OTHER
                                                           COMPEN-       STOCK        OPTIONS/      LTIP       COMPEN-
NAME AND                             SALARY      BONUS     SATION       AWARD(S)       SARS        PAYOUTS     SATION
PRINCIPAL POSITION          YEAR       ($)        ($)        ($)          ($)           (#)          ($)         ($)
------------------------- -------- ----------- --------- ------------ ------------ -------------- ---------- -----------

Edward Feintech
CEO and Chairman          2006*     $15,500                                           325,000

    * From inception through June 30, 2006.


         OPTION/SAR GRANTS IN LAST FISCAL YEAR. The following table sets forth certain information with respect to options granted to the named executive officer during the Interim Period to purchase shares of our common stock under our stock incentive plan.

                                                                INDIVIDUAL GRANTS
                                         ----------------------------------------------------------------
                                                            % OF TOTAL
                                                # OF          OPTIONS
                                             SECURITIES      GRANTED TO    EXERCISE
                                             UNDERLYING       EMPLOYEES    OR BASE
                                              OPTIONS         IN FISCAL     PRICE
                 NAME                         GRANTED           YEAR        ($/SH)       EXPIRATION DATE
--------------------------------------   ---------------   -------------   ---------   ------------------
Edward Feintech, CEO and Chairman            325,000(1)          29%        $0.10         May 1, 2013

(1) The market price of a share of common stock was assumed to be $0.10, the conversion rate in the last convertible note sold prior to June 30, 2006 in a private placement.

         AGGREGATE OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES. The following table sets forth the information concerning the options to purchase capital stock of the named executive officers exercised during the Interim Period, and the value of unexercised options held by the named executive officers as of June 30, 2006.

                                                                            NUMBER OF
                                                                            SECURITIES                  VALUE OF
                                                                            UNDERLYING                 UNEXERCISED
                                                                           UNEXERCISED                IN-THE-MONEY
                                                                         OPTIONS/SARS AT             OPTIONS/SARS AT
                              SHARES ACQUIRED                             JUNE 30, 2006               JUNE 30, 2006
                                ON EXERCISE                                EXERCISABLE/               EXERCISABLE/
            NAME                 (NUMBER)       VALUE REALIZED ($)        UNEXERCISABLE             UNEXERCISABLE (1)
----------------------------- ---------------- -------------------- --------------------------- --------------------------
Edward Feintech, CEO and
Chairman                            n/a                n/a                  0/325,000                      0/0

(1) The market price of a share of common stock was assumed to be $0.10, the conversion rate in the last convertible note sold prior to June 30, 2006 in a private placement. The value of the unexercised in-the-money options was then calculated as the difference between that market price and the exercise price of the options.

         COMPENSATION OF DIRECTORS. Directors are reimbursed for the expenses they actually incur in attending board meetings. Directors are not paid a fee for their service or attendance at board meetings but are eligible to participate in our stock incentive plan. In the Interim Period, we granted options purchase 162,500 shares of common stock to Scott Bargfrede at an exercise price of $0.10 per share (in addition to those granted to our CEO).

         EXECUTIVE EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS. We have not entered into employment agreements with any of our executive officers. In the future, we expect to cause each executive officer to standard-form confidentiality, nondisclosure and invention assignment agreements.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         As of May 1, 2006, we entered into an exclusive license agreement with Smoky Systems, a Nevada limited liability company that is managed by Edward C. Feintech, our Chairman and CEO. Under the license agreement, Smoky Systems has licensed to us (i) all of the recipes and processes underlying our proposed smoked food product line, (ii) all interests it has in trademarks related to the "SMOKY MARKET," "SMOKE-BAKED" and other marks, (iii) and rights related to the design of restaurant-markets, kiosks and other items. In exchange, we issued to Smoky Systems 40,000,000 shares of common stock and have agreed to pay a royalty equal to 5% of our costs of purchasing the license products from Specialty Foods or any subsequent processor, our costs associated with any additional smoking ovens using Smoky Systems' proprietary design and our costs associated with any modular restaurant-markets, kiosks or trailers using Smoky Systems' proprietary design. The license agreement is effective for an initial term of ten years with four consecutive ten-year renewal periods renewable at the our option; provided, however, the license can be terminated by Smoky Systems for uncured material breach or in connection with a bankruptcy or similar insolvency event. In addition, if sales of licensed product during the fifth year of the term do not equal or exceed $30 million, Smoky Systems has the right to terminate the exclusivity of our license.

         Our directors have set the initial salary or consulting fee of certain officers of the company as follows (in each case pending availability of capital):

                                               BASE SALARY OR CONSULTING FEE
                                               -----------------------------
            NAME                               PER ANNUM
            ----                               ---------

            Edward Feintech, CEO               $135,000
            Toni L. Adams, President           $ 85,000
            Shane Campbell, CFO                $ 65,000*
            Dennis Harrison, CIO               $105,000*

* Currently serving as a part-time consultant.

         On May 1, 2006, we granted 50,000 shares of our common stock to each of Edward Feintech, CEO and Chairman, Toni Adams, President, Dennis Harrison, Chief Information Officer, Shane Campbell, Chief Financial Officer, and Scott Bargfrede, Director in exchange for an assignment of all intellectual property held by any of them related to our business.

         On May 1, 2006, we granted the options to purchase the following number of shares of common stock to the following officers or directors, in each case affiliates with an exercise price of $0.10 per share, a term of seven years and vesting 25% on the last day of the calendar month in which the 12-month anniversary of the grant date occurs and vesting 1/48 each month thereafter until fully vested;

         ---------------------------------------- ------------------------
         NAME OF OPTIONEE                            NUMBER OF SHARES
         ---------------------------------------- ------------------------
         Shane Campbell, CFO                              162,500
         ---------------------------------------- ------------------------
         Dennis Harrison, CIO                             487,500
         ---------------------------------------- ------------------------
         Edward Feintech, CEO                             325,000
         ---------------------------------------- ------------------------
         Scott Bargfrede, Director                        162,500
         ---------------------------------------- ------------------------

PARENT COMPANIES

         Smoky Systems, LLC owns 99% of our common stock, and its manager is Edward Feintech, our CEO and the Chairman of our Board of Directors.


ITEM 8.  DESCRIPTION OF SECURITIES

         Our authorized capital stock consists of 210,000,000 shares of common stock, 0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value. As of June 30, 2006, 40,250,000 shares of our common stock were outstanding, and no shares of preferred stock were outstanding. Although we are a Nevada corporation, the rights of our stockholders could also, in certain circumstances, be governed by Section 2115(b) of the California Corporations Code. See the section entitled "--Potential Applicability of Provisions of California Corporate Law.

COMMON STOCK

         The holders of common stock are entitled to one vote per share on each matter submitted to a vote of stockholders. In the event of liquidation, holders of common stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities, if any. Holders of common stock have no cumulative voting rights and the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of common stock have no preemptive or other rights to subscribe for shares. Holders of common stock are entitled to such dividends as may be declared by the board of directors out of funds legally available for dividends. The rights, preferences and privileges of holders of our common stock are subject to any series of preferred stock that we may issue in the future, as described below.

PREFERRED STOCK

         Our board of directors has the authority to issue preferred stock in one or more series and to fix the number, designation, power, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions thereof, if any, of any series of preferred stock, including, without limitation, the following, without any further vote or action by our shareholders:

  o the distinctive designation of, and the number of shares of, Preferred Stock which shall constitute the series, which number may be increased (except as otherwise fixed by the Board of Directors) or decreased (but not below the number of shares thereof then outstanding) from time to time by action of the Board of Directors;
  o the rate and times at which, and the terms and conditions upon which, dividends, if any, on shares of the series shall be paid, the extent of preferences or relations, if any, of such dividends to the dividends payable on any other class or classes of stock of the Corporation, or on any series of Preferred Stock or of any other class or classes of stock of the Corporation, and whether such dividends shall be cumulative or non-cumulative;
  o the right, if any, of the holders of shares of the series to convert the same into, or exchange the same for, shares of any other class or classes of stock of the Corporation, or of any series of Preferred Stock or of any other class or classes of stock of the Corporation, and the terms and conditions of such conversion or exchange;
  o whether shares of the series shall be subject to redemption, and the redemption price or prices including, without limitation, a redemption price or prices payable in shares of the Common Stock and the time or times at which, and the terms and conditions upon which, shares of the series may be redeemed;
  o the rights, if any, of the holders of shares of the series upon voluntary or involuntary liquidation, merger, consolidation, distribution or sale of assets, dissolution or winding-up of the Corporation;
  o the terms of the sinking fund or redemption or purchase account, if any, to be provided for shares of the series; and
  o the voting power, if any, of the holders of shares of the series which may, without limiting the generality of the foregoing, include the right to more or less than one vote per share of any or all matters voted upon by the stockholders and the right to vote, as a series by itself or together with other series of Preferred Stock as a class, upon such matters, under such circumstances and upon such conditions as the Board of Directors may fix, including, without limitation, the right, voting as a series by itself or together with other series of Preferred Stock or together with all series of Preferred Stock as a class, to elect one or more directors of the Corporation in the event there shall have been a default in the payment of dividends on any one or more series of Preferred Stock or under such other circumstances and upon such condition as the Board may determine.

         The issuance of preferred stock by our Board of Directors could adversely affect the rights of holders of our common stock. The potential issuance of preferred stock may

         o have the effect of delaying or preventing a change in control of the Company;

         o discourage bids for the common stock at a premium over the market price of the common stock; and

         o adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

COMBINATIONS WITH INTERESTED STOCKHOLDERS

         Sections 78.411 to 78.444 of the Nevada Revised Statutes contain provisions limiting business combinations between "resident domestic corporations" and "interested stockholders." These sections provide that the resident domestic corporation and the interested stockholder may not engage in specified business "combinations" for three years following the date the person became an interested stockholder unless the board of directors approved, before the person became an interested stockholder, either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

         These sections of Nevada corporate law also contain limitations on transactions entered into with the interested stockholder after the expiration of the three-year period following the date the person became an interested stockholder. Certain exceptions to these restrictions apply if specified criteria suggesting the fairness of a combination are satisfied. For purposes of these provisions, "resident domestic corporation" means a Nevada corporation that has 200 or more stockholders and "interested stockholder" means any person, other than the resident domestic corporation or its subsidiaries, who is:

     o the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the resident domestic corporation; or

     o an affiliate or associate of the resident domestic corporation and at any time within three years immediately before the date in question was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding shares of the resident domestic corporation.

Business combinations for this purpose include:

     o a merger or plan of share exchange between the resident domestic corporation or a subsidiary and the interested stockholder or, after the merger or exchange, an affiliate;
     o any sale, lease, mortgage or other disposition to the interested stockholder or an affiliate of assets of the corporation having a market value equal to 5% or more of the market value of the assets of the corporation, 5% or more of the outstanding shares of the corporation or 10% or more of the earning power or net income of the corporation;
     o specified transactions that result in the issuance or transfer of capital stock with a market value equal to 5% or more of the aggregate market value of all outstanding shares of capital stock of the corporation to the interested stockholder or an affiliate; and
     o certain other transactions that have the effect of increasing the proportion of the outstanding shares of any class or series of voting shares owned by the interested stockholder.

As permitted by governing law, our articles of incorporation contain provisions opting out of the applicability of Sections 78.411 to 78.444 of the Nevada Revised Statutes. As a result, unless and until such opt our provisions are eliminated from our articles of incorporation, these restrictions on business combinations with interested stockholders will not apply to the corporation.

ACQUISITION OF CONTROLLING INTEREST

         Acquisition of controlling interest provisions within Nevada corporate law include provisions restricting the voting rights of certain stockholders that acquire or offer to acquire ownership of a "controlling interest" in the outstanding voting stock of an "issuing corporation." For purposes of these provisions, a "controlling interest" means the ownership of outstanding voting stock sufficient to enable the acquiring person to exercise one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more, of all voting power in the election of directors, and "issuing corporation" means a Nevada corporation which has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation, and which does business in Nevada directly or through an affiliated corporation. As permitted by these statutes, pursuant to a provision in our articles of incorporation, we have opted out of these "acquisition of controlling interest" provisions. As long as the opt-out provision in the articles of incorporation remains in effect on the tenth day following the acquisition of a controlling interest, or at any time we are not an "issuing corporation," the restrictions on voting rights will not apply to the corporation.

POTENTIAL APPLICABILITY OF PROVISIONS OF CALIFORNIA CORPORATE LAW

         Although we are incorporated in Nevada, we may be subject to Section 2115(b) of the California Corporations Code, which imposes various requirements of California corporate law on non-California corporations if they have characteristics of ownership and operations indicating significant contacts with California. Public companies listed or qualified for trading on the New York Stock Exchange, American Stock Exchange or the Nasdaq National Market, are generally exempt from Section 2115(b). However, because our securities are not listed or qualified for trading on such an exchange or market as of the date hereof, we may be subject to Section 2115(b). Among the key provisions of California corporate law that may apply to us are provisions granting stockholders the right to cumulate votes in the election of directors and provisions limiting the effectiveness of supermajority voting provisions for two years from the filing of the most recent charter amendment.

         In 1983, a California appellate court affirmed the enforceability of
Section 2115(b) with respect to a Utah corporation. In 2005, the Delaware Supreme Court held that Section 2115(b) violates the internal affairs doctrine and, as a result, is not enforceable against Delaware corporations. We are not aware of any reported cases in which a court has considered whether Section 2115(b) would apply to a Nevada corporation or attempting to resolve the apparent conflict between the Delaware Supreme Court and the California appellate court. As a result, where provisions of Nevada corporate law and provisions of California corporate law made applicable to us by Section 2115(b) conflict, we are uncertain which law would apply. With respect to conflicts between Nevada corporate law and provisions of California corporate law made applicable to us by Section 2115(b), we currently operate in accordance with Nevada corporate law and our articles of incorporation and bylaws.

TRANSFER AGENT AND REGISTRAR

         We currently act as transfer agent with respect to our common stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET PRICE OF OUR COMMON STOCK

         Smoky Market Foods, Inc. was formed in April 2006, and we are aware of no market for our common stock. The purchase price at which we last sold shares of our common stock in a privately negotiated transactions was $0.10 per share (representing the conversion rate of a convertible promissory note).

OUTSTANDING SHARES, OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES

         As of June 30, 2006, there were 40,250,000 shares of our common stock outstanding held by approximately six holders of record. In addition, there were as of June 30, 2006, 1,137,500 shares of common stock authorized for issuance upon the exercise of outstanding options granted pursuant to our stock incentive plan, 5,362,600 shares of common stock reserved for the future grant of stock options under that plan, 1,225,000 shares of common stock issuable upon the conversion of convertible notes payable and 1,225,000 shares of common stock subject to outstanding warrants to purchase common stock.

COMMON STOCK OUTSTANDING AND AVAILABLE FOR FUTURE SALE

         Of our outstanding shares of common stock, all are "restricted securities," as defined in Rule 144 promulgated under the Securities Act, and may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including an exemption under Rule 144. The holding period for such restricted shares began to run no earlier than April 30, 2006.

         In general under Rule 144, a person, including an affiliate an issuer, who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock (no shares of common stock as of the date hereof) or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. Sales under Rule 144 are subject to manner-of-sale restrictions, notice requirements and the availability of current public information about us. Rule 144(k) provides that a person who is not an affiliate of the issuer at any time during the three months preceding a sale and who has beneficially owned shares for at least two years is entitled to sell those shares at any time without compliance with the public information, volume limitation, manner of sale and notice provisions of Rule 144.

REGISTRATION RIGHTS

         In the agreements related to our offer and sale of up to $250,000 on promissory notes convertible at a conversion rate of $0.10 per share and warrants to purchase 2,500,000 shares of common stock, we have agreed (i) to use commercially reasonable efforts to prepare, file and cause to be effective a Form 10-SB, Form 8-A or similar document effecting the registration of our common stock under the Securities Exchange Act of 1934, and (ii) within ninety
(90) days of the effectiveness of our registration under the Securities Exchange Act of 1934, to prepare and file with the SEC one Registration Statement registering the resale of the common stock issuable upon conversion of such notes and exercise of such warrants.

DIVIDENDS

         We have never declared or paid cash dividends on our shares of common stock. We currently intend to retain future earnings for use in our business and, therefore, do not anticipate paying any dividends on our shares of common stock in the foreseeable future.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

         Set forth below is certain information about the number of shares of our common stock subject to options, warrants and other rights granted, or that may be granted, under our equity compensation plans as of June 30, 2006. The equity compensation plan that has been approved by security holders is our 2006 Stock Incentive Plan. We have no equity compensation plans that have not been approved by security holders.

                                 EQUITY COMPENSATION PLAN INFORMATION

-------------------------------------------------------------------------------------------------------------
                                                                                    Number of securities
                              Number of securities         Weighted-average        remaining available for
                                 to be issued               exercise price           future issuance under
                                 upon exercise              of outstanding        equity compensation plans
                             of outstanding options,       options, warrants       (excluding securities
      Plan category           warrants and rights             and rights           reflected in column (a))
-------------------------------------------------------------------------------------------------------------
                                       (a)                        (b)                        (c)
-------------------------------------------------------------------------------------------------------------
Equity compensation plans
approved by security holders        1,137,500                    $0.10                    5,362,500
-------------------------------------------------------------------------------------------------------------
Equity compensation plans
not approved by security
holders                               None                       None                       None
-------------------------------------------------------------------------------------------------------------

Total                               1,137,500                    $0.10                    5,362,500

-------------------------------------------------------------------------------------------------------------


ITEM 2.  LEGAL PROCEEDINGS

         We are not engaged in any legal proceedings, nor are we aware of any pending or threatened legal proceedings that, singly or in the aggregate, would reasonably be expected to have a material adverse effect on our business, financial condition or results of operations.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Not applicable.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         Set forth below is information regarding all securities sold during the past three years without registering the securities under the Securities Act.

         On April 30, 2006, we offered and sold 40,000,000 shares of our common stock to Smoky Systems, LLC in connection with our acquisition of a license to utilize certain intellectual property rights and to market and distribute certain licensed products. The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act, based upon the following: (a) the investor, which is managed by the same person that is our Chief Executive Officer, confirmed to us that it was an "accredited investor," as defined in Rule 501 of Regulation D promulgated under the Securities Act, with respect to us, and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investor was provided with certain disclosure materials and all other information requested with respect to our company; (d) the investor acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         In May, 2006, we offered and sold 50,000 shares of our common stock to each of Edward Feintech, Toni Adams, Dennis Harrison, Shane Campbell and Scott Bargfrede (for a total of 250,000 shares), all of whom are officers or directors of our company, in exchange for an assignment of all intellectual property related to our business. The offer and sale of such shares of our common stock were effected in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) of the Securities Act, based upon the following: (a) the investors, all of whom are officers or directors of our company, confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.

         In June 2006, we commenced a proposed offering of up to $250,000 in convertible promissory notes (convertible at the rate of $0.10 per share) and warrants to purchase 2,500,000 shares of common stock (one warrant per share issuable upon conversion of the notes). The warrants have an exercise price of $0.25 per share and expire on the nine-month anniversary of the issue date. As of June 30, 2006, we had sold $122,500 in convertible promissory notes and warrants to purchase 1,225,000 shares of common stock in this offering in reliance upon the exemptions for sales of securities not involving a public offering, as set forth in Rules 504 and 506 promulgated under the Securities Act and Section 4(2) of the Securities Act, based upon the following: (a) the investors confirmed to us that they were "accredited investors," as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to each offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act; and (f) a Form D related to the offering was filed with the SEC.

OPTIONS TO PURCHASE SHARES OF COMMON STOCK

         On May 1, 2006, we granted nonstatutory options to purchase an aggregate of 1,137,500 shares of common stock to specific officers and directors with an exercise price of $0.10 per share, a term of seven years and vesting 25% on the last day of the calendar month in which the 12-month anniversary of the grant date occurs and vesting 1/48 each month thereafter until fully vested. The offers and issuances of the options to purchase shares of our common stock described in the preceding paragraph were effected in reliance upon the exemption for offers and sales pursuant to certain compensatory benefit plans as set forth in Rule 701 promulgated under the Securities Act, based upon the following: (a) the offers and issuances were made pursuant to a written compensatory benefit plan established by us for the compensation of our officers, employees, directors, consultants and other permitted persons; (b) the recipients of such options were officers, employees, directors, consultants or other permitted persons at the time of the issuance of the options (and any recipients that were consultants provided bona fide services unrelated to a capital-raising transaction or the promotion of a market for our stock in exchange for such options); (c) we were not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, at the time of issuance of the options; (d) the aggregate sale price, calculated in accordance with Rule 701, of the options issued in reliance on Rule 701 during any 12-month period did not exceed $1 million; (e) all recipients were provided with certain disclosure materials and all other information requested with respect to our company, including a copy of the governing compensatory benefit document; (f) the option recipients acknowledged that all securities being purchased were "restricted securities" for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (g) the governing option agreement requires that, unless otherwise permitted by law, a legend be placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequently registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our articles of incorporation provide that, to the fullest extent permitted by Nevada law, we shall indemnify our officers and directors. Our Board of Directors shall be entitled to determine the terms of indemnification, including advance of expenses, and to give effect thereto through the adoption of by-laws, approval of agreements or by any other manner approved by the Board of Directors.

         Our articles of incorporation also provide that, to the fullest extent permitted by Nevada law and subject to our by-laws, our directors and officers shall not be liable to the Company or its stockholders for damages for their conduct or omissions as directors or officers.

         Our Bylaws provide that we shall indemnify any officer or director who was or is a party or is threatened to be made a party to any action, suit, or proceeding (other than any action by or in the right of the corporation), by reason of the fact that he is or was a director or officer of the corporation, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with any such action, suit, or proceeding, if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         Our Bylaws provide that we shall indemnify any director or officer who was or is a party or is threatened to be made a party to any action or suit by or in the right of the corporation to procure a judgment in our favor by reason of the fact that he is or was a director or officer of the company, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to our best interests, except that no indemnification shall be made with respect of any matter to which such person shall have been adjudged by a court of competent jurisdiction to be liable to the company or for amounts paid in settlement to the company, unless and only to the extent that a court shall determine that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses.

         The provisions of our Articles of Incorporation and Bylaws are limited by Section 78.751 of the Nevada Revised Statutes, which provides that a corporation may not indemnify a director or officer unless authorized in the specific case upon a determination by the board of directors, a committee of the board of directors, special legal counsel or by the stockholders that indemnification is proper in the circumstances.

         Our Bylaws provide that we shall pay expenses incurred by an officer or director in their defense in advance of the final disposition of the action. Furthermore, our Bylaws provide that we may purchase director and officer insurance to protect officers and directors against loss whether or not we would be able to indemnify the officers and directors against such loss. We have obtained insurance in this regard.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is contrary to public policy as expressed in the Securities Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the company of expenses incurred or paid by a director, officer or controlling person of the company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                    PART F/S

         Attached hereto following the signature page beginning on Page F-1 are the following audited financial statements of Smoky Market Foods, Inc.:

         --------------------------------------------------------------------------------------------- ----------------
                                                                                                        BEGINNING ON
                                                                                                            PAGE
         --------------------------------------------------------------------------------------------- ----------------
         Independent Auditors' Report                                                                        F-1
         --------------------------------------------------------------------------------------------- ----------------
         Consolidated Balance Sheet as of April 30, 2006                                                     F-2
         --------------------------------------------------------------------------------------------- ----------------
         Consolidated Statements of Operations for the period from inception through April 30, 2006          F-3
         --------------------------------------------------------------------------------------------- ----------------
         Consolidated Statements of Shareholders' Equity for the from inception through April 30, 2006       F-4
         --------------------------------------------------------------------------------------------- ----------------
         Consolidated Statements of Cash Flows for the from inception through April 30, 2006                 F-5
         --------------------------------------------------------------------------------------------- ----------------
         Notes to Consolidated Financial Statements                                                          F-6
         --------------------------------------------------------------------------------------------- ----------------

                                    PART III

ITEM 1 & 2.  INDEX AND DESCRIPTION OF EXHIBITS

                                                                                        INCORPORATED BY
  EXHIBIT NO.                              EXHIBIT                                 REFERENCE/FILED HEREWITH
--------------    ---------------------------------------------------------       --------------------------
     3.1          Articles of Incorporation                                       Filed herewith

     3.2          By-laws                                                         Filed herewith

     4.1          Form of Common Stock Certificate                                Filed herewith

    10.1          Exclusive License Agreement with Smoky Systems, LLC             Filed herewith

    10.2          Processing Agreement with Mary Ann's Specialty Foods, Inc.      Filed herewith

    10.3          Form of Purchase Agreement (Bridge Financing)                   Filed herewith

    10.4          Form of Convertible Note (Bridge Financing)                     Filed herewith

    10.5          Form of Warrant (Bridge Financing)                              Filed herewith

    10.6          Lease dated June 23, 2004 (oven)                                To be filed by amendment

    10.7          Lease dated October 1, 2005 (computers)                         To be filed by amendment

    23.1          Consent of Independent Registered Public Accountants            Filed herewith



                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 SMOKY MARKET FOODS, INC.
                                 ----------------------------------------------


Date:  JULY 31, 2006             BY:  /S/  EDWARD FEINTECH
     -------------------         ----------------------------------------------
                                      Edward Feintech, Chief Executive Officer

    MOORE & ASSOCIATES, CHARTERED
       ACCOUNTANTS AND ADVISORS
       ------------------------
           PCAOB REGISTERED



            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            -------------------------------------------------------


To the Board of Directors
Smoky Market Foods, Inc (A development stage company)
Las Vegas, Nevada

We have audited the accompanying balance sheet of Smoky Market Foods, Inc (A development stage company) as of April 30, 2006, and the related statements of operations, stockholders' equity and cash flows for the period from inception on April 18, 2006 through April 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smoky Market Foods, Inc (A development stage company) as of April 30, 2006 and the results of its operations and its cash flows for the period from inception on April 18, 2006 through April 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company's lack of operations raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Moore & Associates Chartered
Las Vegas, Nevada
June 29, 2006



               2675 S. JONES BLVD. SUITE 109, LAS VEGAS, NV 89146
                       (702) 253-7511 FAX (702) 253-7501
--------------------------------------------------------------------------------

                            SMOKY MARKET FOODS, INC.
                          (A Development Stage Company)


                                  BALANCE SHEET
                                  -------------
                                 APRIL 30, 2006


                                     ASSETS
                                     ------

  Current Assets
      Cash                                                        $     10,545

      Prepaid expenses                                                   3,000
                                                                  ------------

      Total current assets                                              13,545

  Intangible Assets                                                     40,000
                                                                  ------------

      Total Assets                                                $     53,545
                                                                  ============


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

  Liabilities
      Convertible note                                            $     25,000
                                                                  ------------

      Total Liabilities                                                 25,000
                                                                  ------------


  Stockholders' Equity

      Common Stock, authorized
        200,000,000 shares, par value
        $0.001, issued and outstanding on
        April 30, 2006: 40,000,000                                      40,000

      Deficit Accumulated During the
        Development Stage                                              (11,455)
                                                                  ------------

      Total Stockholders' Equity                                        28,545
                                                                  ------------

  Total Liabilities and Stockholders' Equity                      $     53,545
                                                                  ============


        The accompanying notes are an integral part of these statements.

                            SMOKY MARKET FOODS, INC.
                          (A Development Stage Company)


                             STATEMENT OF OPERATIONS
                             -----------------------
        FOR THE PERIOD APRIL 18, 2006 (INCEPTION) THROUGH APRIL 30, 2006



Revenue                                                            $         --

Expenses
  Professional Fees                                                      11,455
                                                                   ------------

  Total Expenses                                                         11,455
                                                                   ------------

Net (Loss)                                                         $    (11,455)
                                                                   ============

Basic and Diluted
  (Loss) per Share                                                       a
                                                                   ------------

  Weighted Average
     Number of Shares                                                40,000,000
                                                                   ------------

a = Less than ($0.01) per share


   The accompanying notes are an integral part of these financial statements.

                                               SMOKY MARKET FOODS, INC.
                                            (A Development Stage Company)


                                          STATEMENT OF STOCKHOLDERS' EQUITY
                                          ---------------------------------
                           FOR THE PERIOD APRIL 18, 2006 (INCEPTION) THROUGH APRIL 30, 2006


                                                                COMMON STOCK
                                            PRICE        ---------------------------      ACCUMULATED        TOTAL
                                          PER SHARE        SHARES          AMOUNT           DEFICIT          EQUITY
                                         -----------     -----------     -----------      -----------     -----------

BALANCE, APRIL 18, 2006                                           --     $        --     $         --     $        --


Common Shares issued to
  Smoky Systems, LLC, April 18, 2006     $     0.001      40,000,000          40,000               --          40,000


Net (Loss)                                                        --              --         (11,455)         (11,455)
                                                         -----------     -----------     -----------      -----------

BALANCE, APRIL 30, 2006                                   40,000,000     $    40,000     $   (11,455)     $    28,545
                                                         ===========     ===========     ===========      ===========


                           The accompanying notes are an integral part of these statements.

                                                         F-4

                            SMOKY MARKET FOODS, INC.
                          (A Development Stage Company)


                             STATEMENT OF CASH FLOWS
                             -----------------------
        FOR THE PERIOD APRIL 18, 2006 (INCEPTION) THROUGH APRIL 30, 2006


Operating Activities

      Net (Loss)                                                  $    (11,455)
      Increase in Prepaid Expenses                                      (3,000)
Net Cash (Used) by Operating Activities                                (14,455)
                                                                  ------------
Financing Activities

      Proceeds from Issuance of Convertible Note                        25,000

Cash Provided by Financing Activities                                   25,000
                                                                  ------------

Net Increase in Cash                                                    10,545

Cash, Beginning of Period                                                   --
                                                                  ------------

Cash, End of Period                                               $     10,545
                                                                  ============


Supplemental Information:
      Interest Paid                                               $         --
      Income Taxes Paid                                           $         --
      Intangible Assets Acquired in Exchange for Common Stock     $     40,000


        The accompanying notes are an integral part of these statements.

                            SMOKY MARKET FOODS, INC.
                          (A Development Stage Company)

                      NOTES TO AUDITED FINANCIAL STATEMENTS
                                 APRIL 30, 2006



NOTE 1.  GENERAL ORGANIZATION AND BUSINESS

Smoky Market Foods, Inc, (or "the Company) is a development stage company that was incorporated on April 18, 2006 under the laws of the State of Nevada.

The Company intends to engage in the development, operation, franchising, and licensing of fast service casual restaurants. The restaurants will feature proprietary menu items and emphasize the preparation of food with high quality ingredients developed under the Smoky Market(TM) brand, as well as unique recipes and special seasonings TO provide appealing, tasty and attractive food at competitive prices. Traditional restaurants will feature dine-in, carryout and, possibly in some instances, drive-thru or delivery service. Non-traditional units are expected to include express locations and kiosks which have a more limited menu and operate in non-traditional locations like airports, gasoline service stations, convenience stores, stadiums, amusement parks and colleges, where a full-scale traditional outlet would not be practical or efficient. The company may also engage in other retail or wholesale distribution strategies intended to exploit the Smoky Market brand. As of the balance sheet date, the Company had no operations and in accordance with Statements on Financial Accounting Standards No. 7 is considered to be in the development stage.


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

Accounting Basis
----------------

These financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Management Certification
------------------------

The financial statements herein are certified by the officers of the Company to present fairly, in all material respects, the financial position, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States of America, consistently applied.

Cash and Cash Equivalents
-------------------------

For the purpose of the statement of cash flows, cash equivalents include all highly liquid investments with maturity of three months or less.

Earnings (Loss) Per Share
-------------------------

The basic earnings (loss) per share are calculated by dividing the Company's net income available to common shareholders by the weighted average number of common shares outstanding during the year. The diluted earnings (loss) per share are calculated by dividing the Company's net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as of the first of the year for any potentially dilutive debt or equity. There are no diluted shares outstanding.

Dividends
---------

The Company has not adopted any policy regarding payment of dividends. No dividends have been paid during the period shown.

Income Taxes
------------

The Company provides for income taxes under Statement of Financial Accounting Standards NO. 109, "Accounting for Income Taxes." SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. No provision for income taxes is included in the statement due to its immaterial amount, net of the allowance account, based on the likelihood of the Company to utilize the loss carry-forward.

As of the balance sheet date, the Company was not yet required to make income tax filings.

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Cost Recognition
----------------------------

The Company has no current source of revenue; therefore the Company has not yet adopted any policy regarding the recognition of revenue or cost.


NOTE 3.  CONVERTIBLE DEBT

Prior to, and in anticipation of the Company's incorporation, a private investor loaned the Company $25,000. The note is non-interest bearing, no formal due date, and converts in 250,000 common shares upon the Company obtaining a permit to sell stock from the Nevada Department of Corporations.

NOTE 4.  STOCKHOLDERS' EQUITY

Common Stock
------------

On April 18, 2006, the State of Nevada authorized the Company to issue a maximum of 200,000,000 shares of the Company's common stock. The assigned par value was $.001. On the same day, the Company issued 40,000,000 common shares to Smoky Systems, LLC, a Nevada LLC and related party, in exchange for certain assets. This transaction is discussed more fully in Note 5 below.

NOTE 5.  RELATED PARTY TRANSACTIONS

As discussed in Note 4, the Company issued 40,000,000 shares of common stock to a related party, Smoky Systems, LLC in exchange for a license to certain assets. The license entitles Smoky Market Foods, Inc. to the use of certain assets developed by Smoky Systems, LLC, a related party. The licensed assets include an ecommerce enabled website along with intellectual property such as trademarks, copyrights, telephone numbers, email addresses, marketing collateral and other branded materials that will be utilized by management to exploit the Smoky Market brand.

Management assigned a nominal value of $40,000 to such assets in this related party transaction. The 40,000,000 shares were therefore issued at the $.001 par value per share.

As part of the license agreement, the Company is also obligated to pay quarterly royalty payments to the related party licensor. The royalties will be calculated at five percent (5%) of the food processing and special facilities costs paid by the Company to a 3rd party food processor for the manufacture of products subject to this license agreement.


NOTE 6.  GOING CONCERN

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in these notes to the financial statements, the Company had no established source of revenue as of the balance sheet date. This raised substantial doubt about the Company's ability to continue as a going concern. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. The financial statements do not include any adjustments for events that might result from this uncertainty.


NOTE 7.  THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Below is a listing of the most recent accounting standards SFAS 150-154 and their effect on the Company.

STATEMENT NO. 150 ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY (ISSUED 5/03)

This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

STATEMENT NO. 151 INVENTORY COSTS-AN AMENDMENT OF ARB NO. 43, CHAPTER 4 (ISSUED 11/04) This statement amends the guidance in ARB No. 43, Chapter 4, INVENTORY PRICING, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that "...under some circumstances, items such as idle facility expense, excessive spoilage, double freight and re-handling costs may be so abnormal ass to require treatment as current period charges...." This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.

STATEMENT NO. 152 ACCOUNTING FOR REAL ESTATE TIME-SHARING TRANSACTIONS (AN AMENDMENT OF FASB STATEMENTS NO. 66 AND 67)

This Statement amends FASB Statement No. 66, ACCOUNTING FOR SALES OF REAL ESTATE, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position
(SOP) 04-2, ACCOUNTING FOR REAL ESTATE TIME-SHARING TRANSACTIONS.

This Statement also amends FASB Statement No. 67, Accounting FOR COSTS AND INITIAL RENTAL OPERATIONS OF REAL ESTATE PROJECTS, states that the guidance for
(a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2.

STATEMENT NO. 153 EXCHANGES OF NON-MONETARY ASSETS (AN AMENDMENT OF APB OPINION NO. 29)

The guidance in APB Opinion No. 29, ACCOUNTING FOR NON-MONETARY TRANSACTIONS, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, includes certain exceptions to the principle. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assts and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

STATEMENT NO. 154 - ACCOUNTING CHANGES AND ERROR CORRECTIONS (A REPLACEMENT OF APB OPINION NO. 20 AND FASB STATEMENT NO. 3)

This Statement replaces APB Opinion No. 20, ACCOUNTING CHANGES, and FASB Statement No. 3, REPORTING ACCOUNTING CHANGES IN INTERIM FINANCIAL STATEMENTS, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.

The adoption of these new Statements is not expected to have a material effect on the Company's current financial position, results or operations, or cash flows.

NOTE 7.  SUBSEQUENT EVENT

Preferred Stock
---------------

In June 2006, the State of Nevada authorized the Company to issue a maximum of 10,000,000 shares of the Company's preferred stock. Shares of Preferred Stock may be issued from time to time in one or more series as may from time to time be determined by the Board of Directors. Each series shall be distinctly designated. All shares of any one series of the Preferred Stock shall be alike in every particular, except that there may be different dates from which dividends thereon, if any, shall be cumulative, if made cumulative. The powers, preferences and relative, participating, optional and other rights of each such series, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. As of April 30, 2006, no preferred shares had been issued.